 Exhibit 99.1

AURA MINERALS INC

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 16, 2026

TSX Trust Company
hereby reports that:

-	Holder(s) represented in person or by proxy	-	shares
237	Management proxies received representing	68,804,529	shares

Total represented at the meeting	68,804,529	shares
Percentage of 83,789,223 outstanding	82.116%

MANAGEMENT PROXY VOTES

PAULO DE BRITO AS DIRECTOR

64,452,606	shares represented by proxy VOTED FOR	(99.720%	)
180,988	shares represented by proxy VOTED WITHHOLD	(0.280%	)
4,170,935	shares represented by proxy NOT VOTED

BRUNO MAUAD AS DIRECTOR

63,242,682	shares represented by proxy VOTED FOR	(97.848%	)
1,390,912	shares represented by proxy VOTED WITHHOLD	(2.152%	)
4,170,935	shares represented by proxy NOT VOTED

PEDRO TURQUETO AS DIRECTOR

64,587,561	shares represented by proxy VOTED FOR	(99.929%	)
46,033	shares represented by proxy VOTED WITHHOLD	(0.071%	)
4,170,935	shares represented by proxy NOT VOTED

RICHMOND FENN AS DIRECTOR

64,587,562	shares represented by proxy VOTED FOR	(99.929%	)
46,032	shares represented by proxy VOTED WITHHOLD	(0.071%	)
4,170,935	shares represented by proxy NOT VOTED

STEPHEN KEITH AS DIRECTOR

64,450,750	shares represented by proxy VOTED FOR	(99.717%	)
182,844	shares represented by proxy VOTED WITHHOLD	(0.283%	)
4,170,935	shares represented by proxy NOT VOTED

PAULO DE BRITO FILHO AS DIRECTOR

56,267,525	shares represented by proxy VOTED FOR	(87.056%	)
8,366,069	shares represented by proxy VOTED WITHHOLD	(12.944%	)
4,170,935	shares represented by proxy NOT VOTED

APPOINTMENT OF AUDITOR

68,769,106	shares represented by proxy VOTED FOR	(99.949%	)
35,421	shares represented by proxy VOTED WITHHOLD	(0.051%	)
2	shares represented by proxy NOT VOTED

AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION OF

THE COMPANY

59,170,404	shares represented by proxy VOTED FOR	(91.547%	)
5,463,187	shares represented by proxy VOTED AGAINST	(8.453%	)
4,170,938	shares represented by proxy NOT VOTED

Dated this 16th day of June, 2026

'' Rosa Garofalo ''
Scrutineer